January 9, 2008

By EDGAR Transmission

Mr. Paul Cline
Senior Accountant	For Use of the
United States Securities and Exchange Commission	Commission Only
100 F Street, N.E.
Washington, DC 20549
Mail Stop 4561

Re:	Bay Banks of Virginia, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed March 23, 2007

File No.: 000-22955

Dear Mr. Cline:

This letter is in response to the staff’s letter dated December 20, 2007. For your convenience, we have reiterated the staff’s comment below.

Comment:

Financial Statements Note 2. Unidentifiable Intangibles, page 34

We have reviewed your response to our prior comment. Although we note your third-party advisor states he “did not separate the core deposit intangible from the total goodwill paid during the transaction,” we do not see any indication of goodwill in the purchase price allocations included at Exhibits A, B and C. The amounts consider amortizable intangibles are specifically calculated and assigned a value in the purchase price allocation. Further, the calculations allocate the intangible amount between two different line items, deposits and IRA’s. This does not support your assertion that goodwill is included in the amounts, as goodwill represents the excess purchase price and is not a pre-determined amount. Please restate to properly amortize these intangibles over their useful life.

Response:

In regard to the five branch acquisitions during the periods 1994 through 2000, in accordance with the respective purchase and assumption agreements, the purchase price for each of the branch acquisitions was based on consideration for the branches and the branch business which consisted of (i) real and personal property; (ii) cash on hand and other assets; (iii) percentage of total deposits; and (iv) the assumption of deposit liabilities and other liabilities. The “percentage of total deposits” represented the mechanical contractual calculation that determined the purchase price of the branches and

Paul Cline

US Securities and Exchange Commission

January 9, 2008

the branch business. This was referred in the analyses to the closing documents (Exhibits A, B and C) as either “Premium on Deposits” or “Premium on IRA’s” (referred to hereafter as “Premium on Deposits”). Although the staff did not see the term “goodwill” in the Company’s previously filed exhibits, the Premium on Deposits terminology that was included in the exhibits represented the purchase price premium that was not specifically allocated and included among other things, goodwill, and other unidentifiable intangible assets such as the location of each branch, the business processes at each branch, the nature of each branch market, the employees at each branch, the customer base at each branch and generally the overall business operations of each branch. Under separate cover, please refer to the respective purchase and assumption agreements. Also, attached as Appendix A, please refer to a letter from the Company’s third party advisor dated January 8, 2008 regarding further clarification of the purchase price calculations that emphasizes that the premium paid was not allocated and included goodwill and other intangible assets.

Historical Accounting

Set forth below is the Company’s analysis of the applicable accounting in connection with its branch acquisitions. As further discussed below, EITF D-100 did not require the Company to further allocate its excess purchase price if it did not meet certain criteria.

FASB Statement No.72, Accounting for Certain Acquisitions of Banking or Thrift Institutions (“FASB 72”)

Under paragraphs 4 and 5 of FASB 72, identifiable and unidentifiable intangible assets were both required to be amortized. Therefore, it was common industry practice to group intangibles together as long as the amortization period was consistent. The Company followed the industry’s approach and did not allocate its purchase price that was in excess of tangible net assets nor did it maintain separate ledgers or spreadsheets related to any specifically identifiable intangible assets. Historically, the Company treated this excess as combined goodwill and other intangible assets, which was shown in the Company’s amortization schedules included in Exhibits E, F, and G of its December 14, 2007 letter to the staff.

Transition FASB Statement No. 141, Business Combinations (“FASB 141”)/ FASB Statement No. 142 Goodwill and Other Intangible Assets (“FASB 142”)

Paragraph 61(a) of FASB 141 and paragraph 49(a) of FASB 142 requires that upon transition to FASB 141, unidentifiable intangible assets be reclassified to goodwill. In addition, paragraph 61(b) of FASB 141 and paragraph 49(b) of FASB 142 requires that upon transition to FASB 141, identifiable intangible assets (as prescribed by paragraph 39 and Appendix A of FASB 141) should be specifically reclassified and accounted for as assets apart from goodwill. The guidance in paragraph 61(b) of FASB 141 and paragraph 49(b) of FASB 142 was subsequently interpreted by EITF Topic D-100,

Paul Cline

US Securities and Exchange Commission

January 9, 2008

Clarification of Paragraph 61(b) of FASB Statement No. 141 and Paragraph 49(b) of FASB Statement No.142 (“EITF D-100”) which stated:

During the development of the Transition Provision, the Board noted that “entities might not have adhered strictly to the purchase price allocation requirements in Opinion 16 because Opinion 17 required amortization of all acquired intangible assets and limited the maximum amortization period for both goodwill and other intangible assets to 40 years” (footnote 36 to paragraph B220 of [FASB] 141). The Board believes that many entities concluded that their financial statements were prepared in accordance with generally accepted accounting principles, in all material respects, even though intangible assets acquired in a business combination were not recognized and accounted for separately from goodwill. In those cases, the FASB staff believes that the Transition Provision does not allow entities to “carve out” from goodwill any intangible assets that had not been identified and measured at fair value in the initial recording of the business combination and subsequently accounted for separately from goodwill. Rather, the FASB staff believes it was the Board’s intent to require reclassification of the carrying amount of a previously acquired intangible asset only if (a) the asset meets the recognition criteria in paragraph 39 of Statement 141, (b) the asset had been assigned an amount equal to its estimated fair value at the date that the business combination was initially recorded, and (c) the asset was accounted for separately from goodwill as evidenced by the maintenance of accounting records for that asset, such as a separate general ledger account or other subsidiary ledger (such as a spreadsheet or similar ledger account) to which periodic amortization charges, impairment charges, and other accounting entries were posted. (emphasis added.)

Therefore, it was apparent that many entities had combined goodwill with other intangibles. EITF D-100 did not require “entities to ‘carve out’ from goodwill any intangible assets that had not been identified and measured at fair value in the initial recording of the business combination…”

EITF D-100

As noted above, EITF D-100 included three criteria to be met in order for carve outs to be made. These included the following:

…(a) the asset meets the recognition criteria in paragraph 39 of Statement 141, (b) the asset had been assigned an amount equal to its estimated fair value at the date that the business combination was initially recorded, and (c) the asset was accounted for separately from goodwill as evidenced by the maintenance of accounting records for that asset, such as a separate general ledger account or other subsidiary ledger (such as a spreadsheet or similar ledger account) to which periodic amortization charges, impairment charges, and other accounting entries were posted.

Paul Cline

US Securities and Exchange Commission

January 9, 2008

The Company believes that these criteria related to its branch acquisitions were not met. Specifically, criteria (b) and (c) were not met since, as previously discussed, the Company did not separately value each intangible asset acquired and therefore the purchase price premium included both goodwill and other intangible assets. In addition, the Company did not maintain separate ledgers or spreadsheets related to any specifically identifiable intangible assets.

Accordingly, based upon the above analysis and its independent auditor’s concurrence, the Company believes that its accounting is correct. As previously discussed, references to “core deposit intangibles” in the Company’s public disclosures was a misnomer and will be corrected in future filings to appropriately identify the assets as goodwill. In addition, the Company will also expand its footnote disclosure to clarify its accounting in regard to the branch acquisitions.

Should you have any questions concerning the foregoing response, please do not hesitate to contact me at (804) 435-1171. Thank you for your assistance in this matter.

Yours truly,

/S/ Austin L. Roberts, III
Austin L. Roberts, III
President and Chief Executive Officer

cc:	Deborah M. Evans, Treasurer and Principal Financial Officer

Scott H. Richter, Esq., LeClair Ryan

Ms. Kim Belcher, Yount, Hyde & Barbour, P.C.

Mr. Timothy A. Anonick, Anonick Financial Corporation

EXHIBIT A

January 8, 2008

Mr. Austin L. Roberts, III

President and CEO

Bay Banks of Virginia

P.O. Box 1869

Kilmarnock, VA 22482

Dear Mr. Roberts,

This letter is provided to clarify Anonick Financial Corporation’s previous letter dated December 11, 2007.

As you know, industry practice dictates that branch purchases are priced as a percentage of total deposits or certain types of deposits. These terms were in no way meant to equate solely to “Core Deposit Intangibles”. The Premium on Deposits terminology represented the mechanical contractual calculation that determined Bay Banks of Virginia’s purchase price in each transaction.

Furthermore, the value represented by the Premium on Deposits (the purchase price of each branch) was not specifically allocated and included among other things, goodwill, and other unidentifiable intangible assets such as the location of each branch, the business processes at each branch, the nature of each branch market, the employees at each branch, the customer base at each branch and generally the overall business operations of each branch.

As previously discussed in the December 11, 2007 letter, a separate valuation of the Core Deposit Intangible was not performed. In each case, our analysis did not separate the core deposit intangible from the total purchase price paid during each transaction.

Should you have any questions regarding this letter or these transactions, please do not hesitate to call me at (804) 378-2270.

Very truly yours,

/s/ Timothy A. Anonick
Timothy A. Anonick